Exhibit 99.2

Statutory Financial Statements (Swiss CO)
1 January – 31 December 2016

Financial Statements	2
Notes to the Financial Statements	4

AC Immune SA
EPFL Innovation Park
1015 Lausanne / Ecublens

Switzerlan

Ernst & Young Ltd Rue de Chancey 59 P.O. Box CH-1213 Lancy	Phone +41 58 286 86 86 Fax +41 58 286 86 00 www.ey.com/ch

To the General Meeting of AC Immune SA, Ecublens	Lancy, 17 March 2017

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the accompanying financial statements of AC Immune SA, which comprise the balance sheet, income statement and notes, for the year ended 31 December 2016.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion In our opinion, the financial statements for the year ended 31 December 2016 comply with Swiss law and the company’s articles of incorporation.
Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Jürg Zürcher	/s/ Paulina Korecka
Licensed audit expert	Certified Public Accountant
(Auditor in charge)

Balance Sheet

		As at 31 December,
in CHF thousands	Notes	2016	2015

Assets

Current assets
Cash and cash equivalents	5	153,831	76,522
Other current receivables
- Third parties	6	517	269
- Short-term financial receivables	6	20	20
Prepaid expenses	7	1,278	2,508
Accrued income		889	47
Total current assets		156,535	79,366

Non-current assets
Financial assets	4	86	85
Property, plant and equipment	3	1,120	500
Total non-current assets		1,206	585

Total assets		157,741	79,951

Liabilities and shareholders' equity

Current liabilities
Trade payables
- To third parties		2,720	1,295
- To shareholders		39	-
Accrued expenses and deferred income		7,163	4,806
Total current liabilities	9	9,922	6,101

Shareholders' equity
Share capital	8	1,135	928
Reserves from capital contributions		179,242	97,852
Accumulated losses brought forward		(24,930)	(45,103)
Profit/(loss) for the year		(7,628)	20,173
Total shareholders' equity		147,819	73,850

Total liabilities and shareholders' equity		157,741	79,951

Statutory Financial Statements	2

AC Immune SA, Ecublens

Income Statement

		As at 31 December,
in CHF thousands	Notes	2016	2015

Revenue	10	23,214	39,100

Operating expenses
Salaries and related costs	11	(10,168)	(8,034)
Operating expenses	11	(25,499)	(12,253)
Depreciation of fixed assets	11	(278)	(287)
Total operating expenses		(35,945)	(20,574)

Operating income/(loss)		(12,731)	18,526

Financial income	12	5,238	1,674
Financial expenses	12	(135)	(27)
Net income/(loss) for the period		(7,628)	20,173

Statutory Financial Statements	3

AC Immune SA, Ecublens

Notes to the financial statements

1.	General information

AC Immune SA (the “Company”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. Crenezumab entered Phase 3 clinical studies in early 2016 and we believe it has the potential to become a best-in-class disease-modifying treatment for AD. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on 13 February 2003 in Basel and effective 25 August 25 2003 was transformed into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, Ecublens/Lausanne, Vaud, Switzerland.

The statutory financial statements of AC Immune SA for the period ended 31 December 2016 were authorized for issue in accordance with a resolution of the Board of Directors on 17 March 2017 and will be submitted to the next Ordinary General Assembly.

During 2016 and 2015, AC Immune had an annual average of less than 250 full time equivalent positions.

2.	Summary of significant accounting principles

The present annual accounts have been prepared in accordance with the provisions of the Swiss law on accounting and financial reporting (32nd Title of the Swiss Code of Obligations). The principal accounting policies are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

For the presentation of the financial statements for 2016 and 2015, certain amounts were reclassified in 2015 to conform to the 2016 financial statement presentation.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within twelve months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an

Statutory Financial Statements	4

AC Immune SA, Ecublens

effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Revenue recognition

Revenue includes license fees, milestone payments as well as revenue from research agreements associated with collaborations with third parties and grants from public institutions and foundations.

Upfront fees

Revenue from non-refundable, upfront license fees and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates that are (i) in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, pursuant to guidelines on revenue recognition, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Grant revenue

Grants provide funding for certain types of expenditures in connection with research and development activities over a contractually-defined period. Revenue related to grants is recognized in the period during which the related costs are incurred and the related services are rendered, provided that the applicable performance obligations under the grants have been met.

Research and development expenditures

Given the stage of development of the Company’s products, all research expenditures are recognized as expenses when incurred.

For external research contracts accrued expenses are generally estimated based on a rate of completion related to each research project in clinical study. The Company estimates its accrued expenses as of the balance sheet date in the financial statement based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Total research and development related costs, inclusive of operating expenses, payroll related expenses, and depreciation were CHF 25.2M in 2016 and CHF 17.0M in 2015. The increase in 2016 is attributable to continued expansion of research and development activities for both major development programs, like Crenezumab and new discovery programs.

Statutory Financial Statements	5

AC Immune SA, Ecublens

Property, plant and equipment

Property, plant and equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements / Furniture	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Profits and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Financial assets & liabilities

The Company’s financial assets and liabilities are only comprised of receivables, cash and cash equivalents and trade payables.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is objective evidence of the debtor’s inability to make required payments.

Cash and cash equivalents

Cash and cash equivalents include deposits help with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with less than 3 months’ duration.

Trade payables

Trade payables are recognized initially at fair value, which represents cost incurred.

Significant Shareholders

Principal shareholders who own more than 5 percent of the voting rights:

	Shares Owned		Shares Owned
	2016		2015
Principal Shareholders	Number	Percent	Number	Percent
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG(1)	18,041,000	31.7%	18,041,000	38.9%
Varuma AG(2)	11,400,000	20.0%	11,400,000	24.6%
Andrea Pfeifer	2,908,500	5.1%	2,915,250	6.3%

(1)	Represents 18,041,000 shares held by dievini Hopp BioTech holding CmbH & Co KG. Dietmar Hopp controls the voting and investment decisions of the ultimate parent company of dievini Hopp BioTech holding CmbH & Co KG. The shares registered in the name of dievini Hopp BioTech holding CmbH & Co KG may also be deemed to be beneficially owned by Friedrich von Bohlen und Halbach and Matthias Hothum, each of whom is a managing director of dievini Hopp BioTech holding CmbH & Co KG. The address for dievini Hopp BioTech holding CmbH & Co KG, Friedrich von Bohlen und Halbach and Matthias Hothum is Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany.

Statutory Financial Statements	6

AC Immune SA, Ecublens

(2)	The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

Operating lease liabilities

We have been a tenant at our current location in the EPFL Innovation Park in Lausanne since shortly after our inception in 2003. We have entered into long-term rental lease agreements with respect to these facilities. However, our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. As of 31 December 2016, total minimum liability for the remaining term was CHF 255 thousand.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements and (ii) clinical development accruals. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Statutory Financial Statements	7

AC Immune SA, Ecublens

Information relating to items on Balance sheet and Income Statement

3.	Property, plant and equipment

			Leasehold
in CHF thousands	Laboratory	IT	Improvement	Total
	Equipment	Equipment	/ Furniture

Historical cost
As of 1 January 2015	1,815	172	146	2,133
Acquisitions	243	-		243
As of 31 December 2015	2,058	172	146	2,376
Acquisitions	735	126	37	898
As of 31 December 2016	2,793	298	183	3,274

Accumulated depreciation
As of 1 January 2015	1,397	100	92	1,589
Depreciation	232	38	17	287
As of 31 December 2015	1,629	138	109	1,876
Depreciation	229	34	15	278
As of 31 December 2016	1,858	172	124	2,154

Net book value 31 December 2015	429	34	37	500

Net book value 31 December 2016	935	126	59	1,120

4.	Financial assets

	As at 31 December,
in CHF thousands	2016	2015
Rental deposit (restricted cash)	83	82
Security deposit	3	3
Total	86	85

5.	Cash and cash equivalents

	As at 31 December,
in CHF thousands	2016	2015
Cash	11,366	76,522
Short term deposits	142,465	-
Total	153,831	76,522

By Currency
CHF	41,322	19,812
EUR	6,818	2,371
USD	105,691	54,339
Total	153,831	76,522

Statutory Financial Statements	8

AC Immune SA, Ecublens

6.	Total current receivables

	As at 31 December,
in CHF thousands	2016	2015

Other current receivables
- to third parties	517	269
- short-term financial receivables	20	20
Total	537	289

7.	Prepaid expenses

	As at 31 December,
in CHF thousands	2016	2015

Prepaid expenses	1,278	339
Deferred offering costs	-	2,169
Total	1,278	2,508

8.	Share capital

As at 31 December 2016, the issued share capital amounted to CHF 1,135,468 is comprised of 56,773,392 common shares at a par value of CHF 0.02 per common share.

9.	Trade payables and accrued liabilities

	As at 31 December,
in CHF thousands	2016	2015

Trade payables
- to third parties	2,720	1,295
- to shareholders	39	-

Accrued payroll expenses	2,560	1,418
Accrued R&D costs	3,265	1,661
Other accrued expenses	817	1,682
Current portion of deferred Income	521	45
Total accrued expenses and deferred income	7,163	4,806
Total payables and accrued liabilities	9,922	6,101

10.	Revenues

	As at 31 December,
in CHF thousands	2016	2015

Collaboration and license revenue	22,737	38,745
Grant revenue	469	316
Other	8	39
Total	23,214	39,100

Statutory Financial Statements	9

AC Immune SA, Ecublens

11.	Operating expenses

	As at 31 December,
in CHF thousands	2016	2015

Salaries and related costs
- related to research and development	6,441	6,066
- related to general administrative	3,727	1,968
Total salaries and related cost	10,168	8,034

Research and development expenses
- related to research and development expense	18,489	10,638
Total research and development expenses	18,489	10,638

General and administrative expenses
- related to regular general and adminstrative	3,168	1,391
- related to IPO	3,842	224
Total general and administrative expenses	7,010	1,615

Depreciation of fixed asssets	278	287

Total operating expenses	35,945	20,574

12.	Financial income and expenses

	As at 31 December,
in CHF thousands	2016	2015

Financial income
- interest income	43	56
- foreign exchange gains	5,195	1,618
Total financial income	5,238	1,674

Financial expenses
- foreign exchange (losses)	(9)	(20)
- bank fees	(119)	(7)
- interest expense	(7)	0
Total financial expenses	(135)	(27)

Statutory Financial Statements	10

AC Immune SA, Ecublens

13.	Shareholders rights and options

The following table presents information on the allocation of shares and options to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO) as at 31 December 2016:

	Shares		Options
in CHF thousands	Number	CHF	Number	CHF
Issued to executive officers and directors	5,562,500	74,426	656,750	1,188
Issued to employees	843,225	11,282	343,625	285
Total	6,405,725	85,708	906,125	1,473

Share values are based on the Company’s share price of $12.98 (CHF 13.38) and option values are based on fair market value using the Black-Scholes Morten Model as at 31 December 2016.

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as at 31 December 2016:

Beneficial ownership of executive officers and directors	Number of Shares	Number of Options
	2016	2016
Andrea Pfeifer, Ph.D., Chief Executive Officer and Director	2,908,500	168,000
George Pavey, Chief Financial Officer (former)	-	94,250
Andreas Muhs, Ph.D., Chief Scientific Officer	581,750	316,750
Jean-Fabien Monin, Chief Administrative Officer	265,000	62,500
Martin Velasco, Chairman and Director	964,500	10,250
Detlev Riesner, Ph.D., Director	764,000	5,000
Friedrich von Bohlen und Halbach, Director	78,750	-
Peter Bollmann, Director	-	-
Thomas Graney, Director	-	-

14.	Post balance sheet events

There are no significant events after the balance sheet date which would impact the book value of the assets or liabilities that should be disclosed here.

Statutory Financial Statements	11

AC Immune SA, Ecublens

Proposal of the Board of Directors to the annual Shareholders’ Meeting:

Proposal of the Board for the accumulated losses to be carried forward, subject to the approval of the Annual Shareholders’ Meeting

	As at 31 December,
in CHF thousands	2016	2015

Accumulated losses carried forward	(24,930)	(45,103)
Profit/(loss) for the year	(7,628)	20,173
Total accumulated losses	(32,558)	(24,930)

Statutory Financial Statements	12